Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

VIA EDGAR

February 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Patrick Fullem

Asia Timmons-Pierce

Jeff Gordon

Andrew Blume

Re:	Interactive Strength, Inc.

Registration Statement on Form S-1

Filed January 17, 2023 (File No. 333-269246)

CIK No. 0001785056

Ladies and Gentlemen:

On behalf of Interactive Strength Inc. (the “Registrant” or the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated January 30, 2023 (the “Comment Letter”), relating to the Registrant’s Registration Statement on Form S-1, filed on January 17, 2023 (the “Registration Statement”). The Registrant is concurrently filing herewith Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

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VIA EDGAR

Registration Statement on Form S-1 filed January 17, 2023

Our amended and restated certificate of incorporation and amended and restated bylaws, page 75

1.

We note that your forum selection provision in your amended and restated certificate of incorporation and amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We note your disclosure that this provision does apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that the forum selection provision in the Registrant’s amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering (the “Charter Documents”) will not apply to actions arising under the Exchange Act. The Registrant respectfully submits that as the exclusive jurisdiction of the federal courts with respect to Exchange Act claims is a matter of law and thus automatically applicable to the Registrant, the Registrant does not plan to include a statement to this effect in its Charter Documents. However, the Registrant confirms that it will inform future investors that the forum selection provisions in its Charter Documents do not apply to Exchange Act claims by virtue of the exclusive jurisdiction of the federal courts over such claims by including disclosure to this effect prominently in its SEC filings in the future, including in its periodic reports and proxy statements. The Registrant further notes that similar disclosure is included in the Registration Statement under “Risks Related to Our Common Stock and This Offering – Our amended and restated certificate of incorporation…will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings…which could limit our stockholders’ ability to obtain what they believe to be a favorable judicial forum…” and under “Description of Capital Stock – Choice of Forum.”

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VIA EDGAR

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Trent Ward

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